EXHIBIT 12.1

CALPINE CORPORATION
Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings
Income before income taxes	$159	$173	$983	$20	$218
Less:
Income from unconsolidated investments in power plants	(24)	(24)	(25)	(30)	(28)
Interest capitalized	(21)	(15)	(19)	(38)	(38)
Preferred securities dividend requirements of subsidiaries	—	—	—	(1)	(1)
Add:
Fixed charges	662	654	678	749	791
Amortization of capitalized interest	28	27	29	30	30
Distributions from equity method investments	21	25	13	27	29
Total Earnings:	$825	$840	$1,659	$757	$1,001
Fixed Charges (1):
Interest expense	$631	$628	$645	$696	$736
Interest capitalized	21	15	19	38	38
Approximation of interest in rental expense	10	11	14	15	17
Total Fixed Charges:	$662	$654	$678	$749	$791
Ratio of Earnings to Fixed Charges:	1.25	1.28	2.45	1.01	1.27
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(1)	Fixed charges include the portion of rental expense that management believes is representative of the interest component.